Tykr, Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Tykr, Inc. Management

We have reviewed the accompanying consolidated financial statements of Tykr, Inc. (the Company) which comprise the consolidated balance sheets as of December 31, 2025 & 2024 and the related consolidated statements of operations, consolidated statement of changes in shareholder's equity, and consolidated statement of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided consolidated financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

May 29, 2026

TYKR, INC.
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	82,894	1,355
Other current assets		1,630	1,875
Total Current Assets		84,524	3,230
TOTAL ASSETS	$	84,524	3,230
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit card payable	$	19,399	13,624
Total Current Liabilities		19,399	13,624
TOTAL LIABILITIES	$	19,399	13,624
EQUITY			
SAFE Notes		250,000	-
Accumulated deficit		(184,875)	(10,393)
TOTAL EQUITY	$	65,125	(10,393)
TOTAL LIABILITIES AND EQUITY	$	84,524	3,230

See Accompanying Notes to these Unaudited Consolidated Financial Statements

TYKR, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Affiliate Income	$	-	181
Course Income		11,242	62,159
Subscription Income		70,080	122,547
Gross Profit	$	81,321	184,886
Operating Expenses			
General and Administrative	$	172,339	105,390
Marketing and advertising		44,059	42,736
Total Operating Expenses		**216,398**	**148,126**
Total (Loss)Income from Operations	$	**(135,077)**	**36,760**
Other Income			
Other income	$	5,306	-
Total Other Income		**5,306**	**-**
Net (Loss)Income	$	**(129,771)**	**36,760**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

TYKR, INC.
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDER'S EQUITY

	Shareholder's Capital		SAFE Notes	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/24	-	-	-	(5,653)	(5,653)
Distributions	-	-	-	(41,500)	(41,500)
Net income (loss)	-	-	-	36,760	36,760
Ending balance at 12/31/24	-	-	-	(10,393)	(10,393)
Issuance of SAFE Notes	-	-	250,000	-	250,000
Distributions	-	-	-	(44,711)	(44,711)
Net income (loss)	-	-	-	(129,771)	(129,771)
Ending balance at 12/31/25	-	-	250,000	(184,875)	65,125

See Accompanying Notes to these Unaudited Consolidated Financial Statements

TYKR, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net (loss)Income	$	(129,771)	36,760
Adjustments to reconcile Net (loss) Income to Net Cash provided by operations:			
Other current assets		246	(1,875)
Credit card payable		5,775	7,971
Total Adjustments to reconcile Net (loss) Income to Net Cash provided by operations:		6,021	6,095
Net Cash (used in) provided by Operating Activities	$	(123,750)	42,855
FINANCING ACTIVITIES			
Issuance of SAFE Notes		250,000	-
Distributions		(44,711)	(41,500)
Net Cash provided by (used in) Financing Activities	$	205,289	(41,500)
Cash at the beginning of period		1,355	-
Net Cash increase for period	$	81,539	1,355
Cash at end of period	$	82,894	1,355

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest:	$3,431	$2,290
Income taxes:	-	-

See Accompanying Notes to these Unaudited Consolidated Financial Statements

Tykr, Inc.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2025 and December 31, 2024

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tykr, Inc. (the "Company") was incorporated in the State of Delaware on March 12, 2025 as a holding company. The Company was formed to hold 100% of the equity interests in Tykr LLC ("Tykr LLC"), a Wisconsin limited liability company formed on December 29, 2020 that operates the Tykr investment education and analytics platform, and Tykr IP LLC ("Tykr IP LLC"), a limited liability company established to hold certain intellectual property of the business. Tykr IP LLC did not have separate financial activity during the periods presented.

These consolidated financial statements present the financial position and results of operations of Tykr, Inc. and its wholly-owned subsidiary, Tykr LLC. Because Tykr, Inc. had no operations separate from its investment in Tykr LLC during the periods presented, the consolidated financial information for the year ended December 31, 2024 reflects the historical operations and financial position of Tykr LLC as the Company's predecessor.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and incurred a loss 2025 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Tykr, Inc. and its wholly owned subsidiaries, Tykr LLC and Tykr IP LLC. Tykr LLC is a Wisconsin limited liability company formed on December 29, 2020. All significant intercompany balances and transactions have been eliminated in consolidation. Tykr IP LLC did not have separate financial activity during the periods presented.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

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Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $82,894 and $1,355 in cash as of December 31, 2025 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues primarily through two streams: subscriptions to its B2C software-as-a-service (SaaS) platform and sales of online courses.

Under the SaaS revenue stream, customers subscribe to the Company's software platform ("Tykr") through monthly or annual pricing plans. Payments are collected upfront at the time of purchase, and the Company's primary performance obligation is to provide continuous access and functionality of the Tykr platform over the subscription term. Accordingly, revenue from subscription fees is recognized ratably over the life of the subscription as the Company satisfies its performance obligations.

The second revenue stream consists of sales from online courses. Customers pay for these courses upfront, and access to the course materials and content is provided immediately upon payment. Since the Company's performance obligation is satisfied at the time the course is made available, revenue is recognized when access is granted to the customer.

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During 2025, the Company shifted its strategic focus from one-time course sales to building its SaaS subscription platform, including upgrading its technology stack and developing additional features. As a result of this transition period, the Company reduced its emphasis on course offerings and is in the process of scaling its recurring subscription model, which contributed to the significant decrease in Course and Subscription revenues compared to the prior year. The Company expects the impact of these initiatives to be reflected in increased recurring subscription revenues in future periods as the enhanced platform is fully deployed and adopted by customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of contractor costs for administrative and corporate support, professional services, and software and subscription costs, along with other overhead such as utilities, travel, and general office expenses. These costs support the Company's overall operations, including finance, accounting, legal, and general corporate activities.

Income Taxes

The Company was incorporated on March 12, 2025, and did not generate taxable income during the period ended December 31, 2025. As a result, the Company did not incur any federal or state income tax liability for the period. However, the Company is required to file income tax returns for the period in accordance with applicable federal and state regulations. Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2025 and 2024, Tykr LLC made cash distributions to its owner of $44,711 and $41,500, respectively, as reflected in the statement of changes in consolidated shareholder's equity. Other than these distributions, there were no related party transactions requiring additional disclosure for the periods presented.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

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NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding long-term debt obligations as of December 31, 2024 and 2025. All debt balances during these periods relate solely to credit card liabilities arising from normal operating activities.

NOTE 6 – EQUITY

The Company has authorized 1,500 of common shares with no par value. No shares were issued and outstanding as of 2025 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the year ended December 31, 2025, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFEs was $250,000 as of December 31, 2025, and the valuation cap for the agreements entered into was $7,000,000. Management has evaluated the terms of the SAFEs and determined that equity classification is appropriate under the applicable accounting framework, and accordingly has presented the SAFEs within equity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 29, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.